Form 12b-25

SEC 1344
(2-2002)
Previous   Persons who potentially are to respond to the collection
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           FORM 12b-25
                                            SEC FILE NUMBER 0-15078
       NOTIFICATION OF LATE FILING          CUSIP NUMBER  669919102


(Check One):X Form 10-K  Form 20-F  Form 11-K  Form 10-Q
  Form N-SAR
For Period Ended: 12/31/01
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herin.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________
      PART I -- REGISTRANT INFORMATION
      Nova Natural Resources Corporation
      Full Name of Registrant
      ______________________________________________________________
      Former Name if Applicable
      4340 East Kentucky Ave, Suite 418
      Address of Principal Executive Office (Street and Number)
      Glendale, CO 80246
      City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 X    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is requesting this extension due to the fact that the Auditors are unable to complete the audit in time to make the filing deadline without unreasonable cost or effort. In February 2001, the Company purchased the assets of an enity whose entire business operations are located in the People's Republic of China. This was a reverse acquisition, with the owners of the assets so purchased owning approximately 90% of the common stock of the Company following closing of the acquisition. The Company changed its fiscal year from a 9/30 fiscal year to a calendar fiscal year, consistent with that of the acquired assets, and also has changed accounting firms, to utilize the firm which audited the assets and operations acquired for the past several years. Translation of the financial statements from chinese, and presentation of those financial statements in a format consistent with U.S. Generally Accepted Accounting Principals has added additional delay.

(Attach Extra Sheets if Needed)

PART IV-- OTHER INFORMATION


(1) Name and telephone number of person to contact in regard to this notification

    Brian B. Spillane         720                524-1363
        (Name)            (Area Code)      (Telephone Number)


(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
    X Yes    No
______________________________________________________________________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
report or portion thereof?  X  Yes   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company was essentially a shell corporation at athe close of its last fiscal year, on September 30, 2000. It had Total Assets of $61,366, Shareholders' Equity of $60,372, Revenues of $21,735 and a Net Loss of $366,676. For its most recent quarterly period, the nine months ended September 30, 2001, the Company, on an unaudited basis, had Total Assets of $7,032,705, Shareholders' Equity of $4,073,394, Revenues of $4,631,620, and a Loss of $3,375,094.
Chiefly responsible for the loss was an expense item for consulting expenses paid in stock of $3,700,000. At this time, it is clear that the Company will report a loss for the fiscal year, but since the audit is not yet complete, the amount of that loss cannot be defined.

                   Nova Natural Resources Corporation
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date 3/28/02       By /s/ Brian B. Spillane
                          Brian B. Spillane, Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

                      General Instructions
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule
201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this Chapter).



http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 02/11/2002